Exhibit (d)(6)

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of July 6, 2010, is made and entered into by and among ev3 Inc., a Delaware corporation (the “Company”), Covidien Group S.a.r.l., a Luxembourg company (the “Parent”), and COV Delaware Corporation, a Delaware corporation and wholly owned subsidiary of the Parent (the “Purchaser”).

A. The parties have entered into an Agreement and Plan of Merger, dated June 1, 2010, pursuant to which Purchaser has commenced a tender offer to purchase all the outstanding shares of Company Common Stock and, upon successful completion of the tender offer, Purchaser will merge with and into the Company and the Company will become a wholly owned subsidiary of Parent (the “Merger Agreement”).

B. Section 9.1 of the Merger Agreement permits the parties to amend or modify the terms and conditions of the Merger Agreement provided such amendment or modification is made in writing signed by the parties.

C. The parties desire to amend the Merger Agreement to reflect certain changes as set forth herein.

D. Capitalized terms used but not defined herein shall, unless the context clearly otherwise requires, have the meanings given in the Merger Agreement.

Accordingly, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Amendment and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Amendment, intending to be legally bound, agree as follows:

1. Top-Up Option. The parenthetical of subpart (ii) of the third sentence of Section 1.4(a) of the Merger Agreement is hereby amended in its entirety to provide as follows:

“(after giving effect to the issuance of the Top-Up Option Shares but excluding from Purchaser’s ownership, but not from the outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee)”.

2. Payment of Top-Up Option. The fifth sentence of Section 1.4(b) of the Merger Agreement is hereby amended in its entirety to provide as follows:

“The aggregate purchase price payable for the Top-Up Option Shares shall be paid by the Parent or the Purchaser as follows: (i) the portion of the aggregate purchase price equal to the par value of the Top-Up Shares shall be paid in cash and (ii) the balance of the remaining aggregate purchase price may be paid (x) in cash or (y) by executing and delivering to the Company a promissory note having a principal amount equal to the balance of the remaining aggregate purchase price, or some combination thereof.”

3. Terms of Promissory Note. The sixth sentence of Section 1.4(b) of the Merger Agreement is hereby amended in its entirety to provide as follows:

“Any such promissory note shall be on terms as provided by the Parent or the Purchaser, which terms shall include the following: (i) the principal amount and accrued interest under the promissory note shall be payable upon the demand of the Company, (ii) the unpaid principal amount of the promissory note will accrue simple interest at the per annum rate of 3.0%, (iii) the promissory note may be prepaid in whole or in part at any time, without penalty or prior notice and (iv) the unpaid principal amount and accrued interest under the promissory note shall immediately become due and payable in the event that (x) Purchaser fails to make any payment of interest on the promissory note as provided therein and such failure continues for a period of 30 days or (y) Purchaser files or has filed against it any petition under any bankruptcy or insolvency law or makes a general assignment for the benefit of creditors.”

4. Amendment of Section 1.4 of the Merger Agreement. Section 9.1 of the Merger Agreement is hereby by amended by adding the following language at the end of the sentence after “stockholders”:

“; and provided, further, that after the Share Acceptance Time, Section 1.4 of this Agreement shall not be amended in a manner that adversely affects the rights of Company Stockholders other than the Parent or the Purchaser or their respective wholly owned Subsidiaries.”

5. Effect of Amendment. In the event of any conflict or inconsistency between the terms of this Amendment and the terms of the Merger Agreement, the terms of this Amendment will control. Except to the extent expressly modified herein or in conflict with the terms of this Amendment, the terms of the Merger Agreement shall remain in full force and effect.

6. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement. Facsimile execution and delivery of this Amendment shall be legal, valid and binding execution and delivery for all purposes.

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, the Company, the Parent and the Purchaser have caused this Amendment to be signed by their respective officers thereunto duly authorized as of the date first written above.

EV3 INC.

By:	/s/ Kevin M. Klemz
Name: Kevin M. Klemz Title: Senior Vice President, Secretary and Chief Legal Officer

COVIDIEN GROUP S.A.R.L.

By:	/s/ Michelangelo Stefani
Name: Michelangelo Stefani Title: General Manager

COV DELAWARE CORPORATION

By:	/s/ John W. Kapples
Name: John W. Kapples Title: Vice President and Secretary

First Amendment to Agreement and Plan of Merger

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